GENERATION ZERO GROUP, INC.

October 7, 2014

Ms. Karina V. Dorin, Staff Attorney
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3763

Re:	Generation Zero Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed April 15, 2014 File No. 333-146405

Dear Ms. Dorin:

Generation Zero Group, Inc. (the “Company”, “Generation Zero,” “we,” and “us”) has the following responses to your September 25, 2014 comment letter:

Exhibits

1.           We note you disclose at page 30 that in October 2013, Find.com entered into an agreement with an online advertising partner that specializes in pay-per click arbitrage. We further note that at page 23 of your Form 10-Q for the fiscal quarter ended June 30, 2014 you disclose that Seed Corn is your online marketing partner and accounts for a large share of Find.com’s current revenue. Please tell us whether the October 2013 agreement is with Seed Com and what consideration you have given to filing the agreement under Item 601(b)(10) of Regulation S-K.

RESPONSE:

The October 2013 agreement with an online advertising partner referenced on page 30 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, is with Seed Corn.  The Company will clarify that the agreement is with Seed Corn in its disclosures moving forward.

Additionally, after reviewing the requirements of Item 601(b)(10) of Regulation S-K in connection with the Seed Corn agreement, the Company undertakes to file the Seed Corn agreement as an exhibit to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Karina V. Dorin
October 7, 2014

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Richard M. Morrell Richard M. Morrell Chief Executive Officer